AllianceBernstein Global Bond Fund, Inc.

NSARQuestion 77C

The Annual Meeting of Stockholders of AllianceBernstein Global Bond Fund, Inc. (“Fund”) was held on November 5, 2010, and adjourned until December 16, 2010 and January 5, 2011.  At the December 16, 2010 Meeting, with respect to the first item of business, the election of Directors for the Fund, the required number of outstanding shares were voted in favor of the proposal, and the proposal was approved.  At the January 5, 2011 Meeting, with respect to the fifth item of business, changes to the Fund’s fundamental policy regarding commodities, an insufficient number of the required outstanding shares were voted in favor of the proposal and, therefore, the proposal was not approved.  A description of each proposal and number of shares voted at the Meeting are as follows (the proposal numbers shown below correspond to the proposal numbers in the Fund’s proxy statement):

A description of the proposals and number of shares voted at the Meeting are as follows:

		Director	Voted for	Authority Withheld

1.	To elect nine Directors of the Fund for an indefinite term, each such Director to hold office until his or her successor is duly elected and qualifies;

			Voted For	Abstain/ Authority Withheld
		John H. Dobkin	218,220,037	8,608,896
		Michael J. Downey	218,255,331	8,573,602
		William H. Foulk, Jr.	218,075,439	8,753,494
		D. James Guzy	218,050,042	8,778,891
		Nancy P. Jacklin	218,557,406	8,271,528
		Robert M. Keith	218,138,234	8,690,699
		Garry L. Moody	218,516,157	8,312,777
		Marshall C. Turner, Jr.	218,216,639	8,612,294
		Earl D. Weiner	218,217,635	8,611,298

		Shares Voted For	Shares Voted Against	Shares Abstained	Broker Non-Votes
5.	An amendment of the Fund’s fundamental policy regarding commodities.	130,971,655	6,210,098	35,872,167	59,223,058